                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                          (AMENDMENT NO. ___________)1


                               SAFLINK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

--------------------------------------------------------------------------------
                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    786578302
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                JANUARY 10, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
      X  Rule 13d-1(c)
     [ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 786578302                   13G                     Page 2 of  8 Pages
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     DMG Advisors LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USES ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF         5.  Sole Voting Power
SHARES                0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          6.  Shared Voting Power
EACH                  1,514,011
REPORTING         --------------------------------------------------------------
PERSON WITH       7.  Sole Dispositive Power
                      0
                  --------------------------------------------------------------
                  8.  Shared Dispositive Power
                      1,514,011
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,514,011
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 786578302                   13G                     Page 3 of  8 Pages
--------------------------------------------------------------------------------
5. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     DMG Legacy International Ltd.
--------------------------------------------------------------------------------
6.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
7.   SEC USES ONLY
--------------------------------------------------------------------------------
8.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF        5.  Sole Voting Power
SHARES               0
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         6.  Shared Voting Power
EACH                 832,348
REPORTING        ---------------------------------------------------------------
PERSON WITH      7.  Sole Dispositive Power
                     0
                 ---------------------------------------------------------------
                 8.  Shared Dispositive Power
                     832,348
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     832,348
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 786578302                    13G                     Page 4 of 8 Pages
--------------------------------------------------------------------------------
9. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     DMG Legacy Institutional Fund LLC
--------------------------------------------------------------------------------
10.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
11.  SEC USES ONLY
--------------------------------------------------------------------------------
12.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF         5.  Sole Voting Power
SHARES                0
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY          6.  Shared Voting Power
EACH                  585,376
REPORTING        ---------------------------------------------------------------
PERSON WITH       7.  Sole Dispositive Power
                      0
                 ---------------------------------------------------------------
                  8.  Shared Dispositive Power
                      585,376
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     585,376
--------------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                 [ ]
--------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.3%
--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

 ITEM 1(a).    Name of Issuer

               Saflink Corporation

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

               11911 N.E. 1st Street Suite B-304
               Bellevue, Washington 98005

ITEM 2(a).     Name of Person Filing:

               This statement is being filed by (i) DMG Advisors LLC ("DMG Advisors"), (ii) DMG Legacy International Ltd. "(DMG Legacy International") and (iii) DMG Legacy Institutional Fund LLC ("DMG Legacy Institutional Fund")

ITEM 2(b).     Address of Principal Business Office or, if none, Residence:

               (i), (ii) and (iii)
               One Sound Shore Drive Suite 202
               Greenwich, Connecticut 06830

ITEM 2(c).     Citizenship:

               (i) Delaware
               (ii) British Virgin Islands
               (iii) Delaware

ITEM 2(d).     Title of Class of Securities:
               Common Stock, par value $0.01 per share




ITEM 2(e).     CUSIP Number:

               786578302

ITEM 3.   Not Applicable

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

               1,514,011


          (b)  Percent of class:

               13.7%

          (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:      0

               (ii)   Shared power to vote or to direct the vote:  1,514,011 (1)

               (iii)  Sole power to dispose or to direct the disposition of:  0

               (iv) Shared power to dispose or to direct the disposition of: 1,514,011 (1)

(1) The first reporting person, DMG Advisors, beneficially owns a total of 1,514,011 common shares of Saflink Corporation representing 13.7% of outstanding Saflink Corporation common shares and comprising (i) the common shares which are directly owned by DMG Legacy International and DMG Legacy Institutional Fund as described below, and (ii) 96,287 common shares of Saflink Corporation which are directly owned by DMG Legacy Fund LLC and which represent 0.9% of outstanding Saflink Corporation common shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, DMG Advisors may be deemed to beneficially own the Saflink Corporation common shares owned directly by DMG Legacy International, DMG Legacy Institutional Fund and DMG Legacy Fund LLC (each a "Fund") because, as the managing member of each Fund, DMG Advisors has voting and investment control with respect to such shares.

     The second reporting person, DMG Legacy International directly and beneficially owns 832,348 common shares of Saflink Corporation representing 7.5% of outstanding Saflink Corporation common shares. The Third reporting person, DMG Legacy Institutional Fund, directly and beneficially owns 585,376 shares of Saflink Corporation representing 5.3% of outstanding Saflink Corporation common shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 2002            DMG Advisors LLC

                                     By: /s/ Andrew Wilder
                                         ------------------------------------
                                     Name:  Andrew Wilder
                                     Title:   Chief Financial Officer

                                     DMG Legacy  International Ltd

                                     By: /s/ Andrew Wilder
                                         ------------------------------------
                                     Name:  Andrew Wilder
                                     Title:   Chief Financial Officer

                                     DMG Legacy Institutional Fund  LLC

                                     By: /s/ Andrew Wilder
                                         ------------------------------------
                                     Name:  Andrew Wilder
                                     Title:   Chief Financial Officer

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT

         This Agreement is filed as an exhibit to Schedule 13G being filed by DMG Advisors LLC, DMG Legacy International Ltd. and DMG Legacy Institutional Fund LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.



Dated:  February 12, 2002                DMG Advisors LLC

                                         By: /s/ Andrew Wilder
                                             ----------------------------------
                                         Name:  Andrew Wilder
                                         Title:   Chief Financial Officer

                                         DMG Legacy International Ltd.

                                         By: /s/ Andrew Wilder
                                             ----------------------------------
                                         Name:  Andrew Wilder
                                         Title:   Chief Financial Officer

                                         DMG Legacy Institutional Fund LLC

                                         By: /s/ Andrew Wilder
                                             ----------------------------------
                                         Name:  Andrew Wilder
                                         Title:   Chief Financial Officer